                                                   ----------------------------
                      UNITED STATES                        OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION    ----------------------------
                   Washington, D.C. 20549          OMB Number         3235-0058
                                                   Expires         May 31, 1997
                                                   Estimated Average Burden
                       FORM 12b-25                 hours per response......2.50
                                                   ----------------------------
                NOTIFICATION OF LATE FILING        ----------------------------
                                                         SEC FILE NUMBER
                                                             0-18410
                                                   ----------------------------
                                                   ----------------------------
                                                            CUSIP NUMBER
                                                             74289 3506
                                                   ----------------------------

 (Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                For Period Ended: March 31, 1997
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:________________________________

--------------------------------------------------------------------------------
Read Instruction (on back of page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant

The Producers Entertainment Group Ltd.
--------------------------------------------------------------------------------
Former Name it Applicable

--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

9150 Wilshire Boulevard, Suite 205, Beverly Hills, California 90212
--------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |  (a)  The reasons described in reasonable detail in Part III of this
    |       form could not be eliminated without unreasonable effort or expense;
    |
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
    |       will be filed on or before the fifteenth calendar day following the
[X] |       the prescribed due date; or the subject quarterly report of
    |       transition report on Form 10-Q, or portion thereof will be filed on
    |       or before the fifth calendar day following the prescribed due date;
    |       and
    |
    |  (c)  The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is required to determine certain accruals pertaining to the quarter to be reported upon in the Form 10-Q Report in reference.


                                               (Attach Extra Sheets if Needed)
                                                               SEC 1344 (1-94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Lenore Nelson, Chief Financial Officer      310         285-0400 x. 3011
     -------------------------------------   -----------    ------------------
                    (Name)                   (Area Code)    (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d)
     of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed? If answer is no, identify report(s).               [X] Yes  [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                  [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------
                     The Producers Entertainment Group Ltd.
                     --------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    May 13, 1997                    By  /s/ LENORE NELSON
    ------------------------------        --------------------------------------
                                          Lenore Nelson, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------- ATTENTION -----------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule C-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendment thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either rule 301 or Rule 202 of Regulation S-T (Section 233.301 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232-13(b) of this chapter).

                     THE PRODUCERS ENTERTAINMENT GROUP LTD.

                    Attachment to Paragraph 3 of Form 12b-25


It is anticipated that, as indicated in Part III of the attached Form 12b-25, subject to final determination of certain accruals, the Company will report a significantly greater loss for the quarter ended March 31, 1997 compared to the fiscal quarter ended March 31, 1996 by reason of delays encountered in processing significant television productions which, in turn, delay the Company's recognition of revenues from such productions, combined with increased operating expenses.